Rule 83 Confidential Treatment Requested by Casual Male Retail Group, Inc. as to Certain Information Contained in Response 3 to this Letter and Filed Separately with the Securities and Exchange Commission.

February 15, 2013

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining

Re:	Casual Male Retail Group, Inc.
Form 10-K for Fiscal Year Ended January 28, 2012
Filed March 16, 2012
Amendment No. 1 to Form 10-K for Fiscal Year Ended January 28, 2012
Field May 29, 2012
Correspondence dated January 14, 2013
File No. 001-34219

Dear Ms. Jenkins,

This letter is submitted on behalf of Casual Male Retail Group, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the fiscal year ended January 28, 2012, filed on March 16, 2012 (the “Form 10-K”), the Company’s Amendment No. 1 to Form 10-K for the fiscal year ended January 29, 2012, filed on May 29, 2012, and the Correspondence dated January 14, 2013 (the “Initial Correspondence”), as set forth in a letter dated January 29, 2013 to Dennis R. Hernreich (the “Comment Letter”).

For reference purposes, the text of the Staff comments contained in the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter and we have bolded the headings of our responses thereto.

Securities and Exchange Commission

February 15, 2013

Form 10-K for Fiscal Year Ended January 28, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations,

Results of Operations, page 31

Comment No. 1

Your response to prior comment 1 states that new DXL store sales are compared against store sales from the Casual Male XL and Rochester Clothing stores that were closed in connection with the respective DXL store openings. In order to enhance an investor’s understanding of your business, please expand your disclosure in the future filings to provide (a) the number of new DXL stores included in your comparable store sale base in each of the fiscal years presented; (b) the number Casual Male and Rochester Clothing stores being replaced by the new DXL stores opened within the same market area in each of the fiscal years presented; and (c) total increase in selling square footage as result of the store replacement. Please provide us with draft disclosure of your planned revisions.

Response to Comment No. 1

In future filings, we will expand our disclosure regarding comparable sales to provide (a) the number of new DXL stores included in our comparable store sale base in each of the fiscal years presented; (b) the number Casual Male and Rochester Clothing stores being replaced by the new DXL stores opened within the same market area in each of the fiscal years presented; and (c) total increase in selling square footage as result of the store replacement.

The following is our proposed disclosure. This proposed disclosure also includes the changes previously proposed in the Initial Correspondence with respect to our response to your prior comment 2. (All additions are underlined; deletions are shown as strike-throughs.):

Total comparable sales for all periods include our retail stores that have been open for at least one full fiscal year together with our e-commerce and catalog sales. Our direct businesses are included as part of our calculation of total comparable sales because we are a multi-channel retailer, offering our customers convenient alternatives for their shopping needs. Retail comparable sales reflect same-store sales and exclude our direct business. Stores that have been remodeled, expanded or re-located during the period are also included in our determination of comparable sales. Most of our DXL stores are considered relocations and comparable to all the closed stores in each respective market area for the first twelve months. For fiscal 2011, 14 DXL stores were included in our comparable store base. The sales from those 14 DXL stores are comparable to the prior year sales from 21 closed Casual Male XL stores and 3 closed Rochester Clothing stores. On a comparable sales basis, our selling square footage increased 11.4% from fiscal 2010 to fiscal 2011. For Fiscal 2010, 4 DXL stores were included in our comparable store base. The sales from those 4 DXL stores were comparable to the prior year sales from 9 closed Casual Male XL stores and 2 closed Rochester Clothing stores. On a comparable sales basis, our selling square footage decreased 23.1% from fiscal 2009 to fiscal 2010. The method of calculating comparable sales varies across the retail industry and, as a result, our calculation of comparable sales is not necessarily comparable to similarly titled measures reported by other companies.

Securities and Exchange Commission

February 15, 2013

Capital Expenditures, page 38

Comment No. 2

We reviewed your revised disclosure in response to our prior comment 3, noting that your increase in revenue was partially offset by a $4.0 million decrease in non-comparable sales mostly related to closed stores. We note your tabular disclosure on page 38 that you closed 21 Casual Male and 2 Rochester Clothing stores during the year. In order to further an investor’s understanding of the number of stores closed versus those replaced, please revise your disclosure in future filings to clearly distinguish closed stores from replaced stores during your DXL conversion. Please provide us with draft disclosure of your planned revisions.

Response to Comment No. 2

In future filings, we will expand our tabular disclosure under “Capital Expenditures” to clearly distinguish closed stores from replaced stores during our DXL conversion.

The following is our proposed disclosure (additions are underlined):

CAPITAL EXPENDITURES

Below is a summary of store openings and closings from January 29, 2011 to January 28, 2012 and related square footage:

Number of Stores:	DXL	Casual Male XL Retail	Rochester Clothing	Casual Male XL Outlets	Total stores
At January 29, 2011	4	380	16	60	460

New stores (1)	2	1	—	—	3

Replaced stores (2)	10	(12)	(1)		(3)

Closed retail stores (3)	—	(9)	(1)	—	(10)

At January 28, 2012	16	360	14	60	450

Total square footage (in thousands)
at January 28, 2012	159	1,308	122	188	1,777
at January 29, 2011	46	1,394	138	188	1,766

(1)	The opening of new DXL stores represents DXL stores opened in new markets. The new Casual Male XL store was opened in Lathrup Village and will be converted to a DXL store in fiscal 2012.
(2)	Represents the total number of DXL stores opened in existing markets with the corresponding total number of Casual Male XL stores and/or Rochester Clothing stores closed in such markets in connection with those DXL store openings.
(3)	Represents closed stores for which there were no corresponding openings of a DXL store in the same market.

Securities and Exchange Commission

February 15, 2013

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page 47

D. Income Taxes, page 54

Comment No. 3

We reviewed your response to our prior comment 4. Your response indicates that you believe your forecasts are objectively verifiable based on your historical trend of annual profitability and sales forecast components such as average dollars spent per transaction and conversion rates. You also state that your forecasts of store traffic are inherently subjective. We also note that (i) your actual results from the second half of fiscal 2011 varied negatively from your forecasted sales due to “an unexpected drop in customer traffic in the third quarter” and (ii) your actual earnings for the first three quarters of fiscal 2012 were approximately “33% lower than the 2012 forecast used” in your fiscal 2011 analysis. Based on the foregoing and considering that as of the end of fiscal 2011 you had 16 DXL stores open, you plan to close 324 existing stores (316 Casual Male and 8 Rochester) and open 185 DXL stores (which represents a major change in operations), it appears to us that your forecasts may not be sufficiently reliable to support a reduction to your valuation allowance. In view of this, please explain further why your forecasts are sufficiently reliable and objectively verifiable to warrant a reduction to your valuation allowance, or provide other compelling positive evidence to support such a reduction.

Response to Comment No. 3

Given our strategic decision to transform our store model over the next three years, we understand the Staff’s concern with respect to whether our forecasts are sufficiently reliable and objectively verifiable. The primary reason why we believe our forecasts are reliable and verifiable is because the forecasts are grounded in the same fundamental business model under which we have been operating for many years, which does not represent a major change in operations. Although we are changing our “store model,” our core business is not changing.

The DXL transformation does not significantly impact our basic operations. Our infrastructure will not change with this change in store concept. In determining this, we considered the following:

•	The DXL stores serve our same customer base: big and tall men.

•

The DXL stores are larger and have an improved store environment designed to enhance the big and tall man’s shopping experience. Based on our experience, we can reasonably forecast expected occupancy costs for our DXL roll-out using known rent rates in various geographic areas. Those rates are then validated approximately 9-12 months before a DXL store is opened. This allows us to accurately forecast our occupancy costs and to build those costs into our forecasts.

•

The merchandise assortment available in a DXL store is the same as what we offer our customers in our existing Casual Male XL stores and online today. We are not adding any new product lines or merchandise categories. The stores carry the same

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February 15, 2013

merchandise at the same prices sold at our other stores, through our catalog and on our website. However, the larger DXL stores can accommodate a larger assortment of products and sizes within the store rather than being solely available through the website. We are familiar with the products offered and can accurately forecast our gross margin components such as retail prices, product costs and markdowns.

•

Our processes for budgeting the planning and sourcing of merchandise, real estate, store payroll, merchandise distribution and overhead costs remain the same. We will continue to utilize one distribution center and the same accounting and finance processes.

We began testing the DXL store format in fiscal 2010 when we opened 4 stores. We continued to test the format in certain markets and opened an additional 12 stores in fiscal 2011. Through these initial stores, we observed certain patterns in customer behavior that were different in DXL stores than in Casual Male XL stores. Specifically, we noted that (1) the DXL stores attracted more smaller size “big and tall” customers, which represents a greater potential number of customers, (2) the average sales transaction was approximately 30% higher than in the Casual Male XL stores; and (3) customers were willing to travel a further distance to visit a DXL store than our traditional Casual Male XL stores.

With the DXL rollout, the core functions of our business are not changing and our ability to forecast our gross margin rates and our operating expenses is based on our historical experience including:

•	Our sales forecasts are based on our combined history with the existing DXL stores and the Casual Male XL stores.

•

We have noted that customers migrate from the closed Casual Male XL stores to new DXL stores. We also have noted that we generate new customers when we open new stores. In fiscal 2012, our DXL stores generated approximately 92% of the transactions from our existing customers and 8% from new customers.

•

Our comparable sales for DXL stores are up approximately ***% for fiscal 2012, as compared to our total store comparable sales, without DXL, which is ***. We utilize the historical sales experience from the related Casual Male XL and/or Rochester stores, and our DXL history to estimate the forecasted sales of each DXL store.

•	The merchandise assortment available in a DXL store is the same as what we offer our customer today.

•

We are also very familiar with the Selling, General and Administrative costs necessary to run our business. We do plan to increase our marketing and advertising costs to promote the new stores and strengthen brand awareness, but that increased expense is included in our forecast.

***	Represents text omitted pursuant to a Rule 83 FOIA Confidential Treatment Request. The omitted material has been filed separately with the Securities and Exchange Commission.

Securities and Exchange Commission

February 15, 2013

The Staff has asked why we believe that our forecasts are sufficiently reliable and objectively verifiable given that our projected results for fiscal 2011 and 2012 were lower than originally forecasted. We have confidence in our forecasts, which are predicated on our historical results but include growth initiatives each year that we strive to achieve. However, as with any forecast, our actual sales in a particular year may be different than our forecasted sales (as a result of economic conditions, weather, traffic trends, etc.) For fiscal 2009, we forecasted that sales would decrease 10% from fiscal 2008 (page 30 of our Form 10-K for fiscal 2008) and our actual sales for fiscal 2009 decreased 11%. For fiscal 2010, we forecasted sales would be relatively flat to fiscal 2009 (page 32 of our Form 10-K for fiscal 2009) and our actual sales for fiscal 2010 decreased less than 1%. While we did experience an unexplained drop in store traffic during the second half of fiscal 2011, which negatively affected the trend that we had been experiencing during the first half of fiscal 2011, we forecasted sales for fiscal 2011 to increase 3-4% (page 31 of our Form 10-K for fiscal 2010) and our actual sales for fiscal 2011 increased 1%.

Furthermore, we have effectively managed both our variable and fixed costs for the past several years and, in many instances, have mitigated sales shortfalls by managing our margin, store payroll, and reducing costs. The following is a comparison of our historical forecasts to actual results for our gross margin rates and selling, general and administrative (“SG&A”) expenses for the three years ended 2011:

Fiscal year	Actual Gross Margin Rate	Forecasted Gross Margin Rate(1)	% Change from forecast favorable/(unfavorable)	Actual SG&A Expenses (in millions)	Forecasted SG&A Expenses(1) (in millions)	% Change from forecast favorable/(unfavorable)
2009	44.2%	45.0%	(1.8%)	$151.0	$162.5	7.1	%(2)
2010	45.8%	44.6%	2.7%	$150.9	$148.0	(2.0)%
2011	46.2%	46.6%	(0.9)%	$154.8	$156.0	0.8%

(1)	The forecasted SG&A amounts and gross margin rates in the table are from the MD&A section our respective Form 10-K’s, under “Financial Summary.” For example, our forecasted information for fiscal 2009 can be found in our Form 10-K for fiscal 2008 under “Financial Summary.”
(2)	Our SG&A expenses were substantially more favorable than forecast because we reduced our marketing costs and implemented several other cost reductions during the height of the recession.

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February 15, 2013

At the end of fiscal 2011, our five-year forecast of consolidated results, constructed on the basis of our rollout of the conversion of stores to the DXL format, was as follows:

Fiscal year	Consolidated sales forecast (in thousands)		Consolidated Pre-tax income forecast (in thousands)		DXL Stores Open (average) forecast
2012	$	***	$	***	34
2013	$	***	$	***	69
2014	$	***	$	***	105
2015	$	***	$	***	143
2016	$	***	$	***	183
Total	$	***	$	***

The following was our projected end-of-year store counts that the forecast above was based upon:

Fiscal Year	DXL Stores	Casual Male XL and Rochester Stores	Total Stores
2011	16	434	450
2012	51	363	414
2013	87	278	365
2014	123	209	332
2015	163	161	324
2016	203	110	313

As the Staff highlighted, our actual pre-tax income from continuing operations for the nine months ended October 29, 2012 of $6.5 million was approximately 33% less than our original forecast. For the first nine months of fiscal 2012, actual sales were 4% lower than our forecasted sales. This 4% decrease in actual sales, of $10.7 million, combined with increased marketing and other costs resulting from the accelerated conversion of stores to the DXL format (a decision we made in the second quarter of fiscal 2012 that was not reflected in the 2012 forecast), contributed to our actual results being 33% lower than the original forecast. Prior to our decision to accelerate our rollout, our pre-tax income from continuing operations for the six months ended July 28, 2012 was $9.1 million, which was 9% lower than our original forecast for the same period. As noted elsewhere, our full year 2012 pre-tax income from continuing operations is estimated at $*** million with estimated 2012 revenues of $*** million.

***	Represents text omitted pursuant to a Rule 83 FOIA Confidential Treatment Request. The omitted material has been filed separately with the Securities and Exchange Commission.

Securities and Exchange Commission

February 15, 2013

Other Evidence-Historical performance and our strategic decision regarding DXL

The following is a summary of our historical results of operations on a consolidated and U.S.-only basis (in thousands):

Fiscal Year	Pre-tax income (loss), consolidated	Pre-tax income (loss), U.S. only	Provision for impairment of assets (1)	Pre-tax U.S. income (loss) before provision for impairment of assets
2006	$21,040	$21,177	—	$21,177
2007	886	1,554	—	1,554
2008	(80,311)	(79,660)	$(71,407)	(8,253)
2009	7,580	9,237	—	9,237
2010	16,091	18,159	—	18,159
2011	(7,415)	(5,001)	(23,110)	18,109
2012 est.(2)	***	***	—		***

(1)	In the fourth quarter of fiscal 2008, we recorded total non-cash impairment charges of $71.4 million, which consisted of the write-off of goodwill of $63.1 million, a partial impairment of our “Rochester” trademark of $2.5 million and $5.8 million in fixed asset impairments. In the fourth quarter of fiscal 2011, we recorded an impairment charge against our “Casual Male” trademark of $23.1 million. As of February 2, 2013, the remaining book value of our Casual Male trademark is $4.1 million, which is being amortized on an accelerated basis through fiscal 2018. Our Rochester trademark has a book value of $1.5 million and is considered an indefinite-lived asset. Based on our forecasts we do not believe there will be any further intangible impairment charges.
(2)	Our estimate for fiscal 2012 is our estimated pre-tax income from continuing operations and does not include our loss from discontinued operations of approximately $*** million, which is not part of our U.S. income.

As illustrated by the table above, during the most recent five years (fiscal 2007 to fiscal 2011), we produced approximately $38.8 million of pre-tax U.S. book income, before provision for impairment of assets. These earnings were primarily under the older Casual Male XL format and include the severe recessionary period of from late 2007 through fiscal 2009.

We have been profitable each year since fiscal 2003, except in fiscal 2008 and in fiscal 2011 when we recorded the impairment of certain assets, primarily intangibles. As disclosed in our Form 10-K, we recorded an impairment charge during the fourth quarter of fiscal 2011 related to our “Casual Male” trademark as a result of our strategic decision to continue to expand our new DXL store concept which will result in a substantial decline in revenue from our existing Casual Male XL stores as we close or convert those stores to our new DXL store concept. However, absent the impairment charge, we generated pre-tax income of $15.7 million on a consolidated basis ($18.1 million for our US operations).

***	Represents text omitted pursuant to a Rule 83 FOIA Confidential Treatment Request. The omitted material has been filed separately with the Securities and Exchange Commission.

Securities and Exchange Commission

February 15, 2013

Furthermore, prior to the decision to execute the DXL strategy, our Casual Male XL business was forecasted to generate profits for the next five years. Our five-year forecast of consolidated results, through fiscal 2016, constructed on the basis of maintaining our Casual Male XL business as it historically operated, and not executing the DXL strategy, showed that we were able to at least maintain an average annual level of pre-tax income of $15 million. If we were to maintain that level of profits, we would still expect to realize substantially all of the deferred tax assets before they expire.

During 2012, we opened 32 DXL stores and had an average of 30 stores open during the year. Our actual consolidated 2012 revenues are estimated at $*** million. Although our sales were ***% lower than forecast, primarily due to lower than planned store traffic and unanticipated delays in the planned openings of our DXL stores, we were able to reduce our operating expenses by ***% and we expect to realize $*** million of pre-tax income from continuing operations.

Change in valuation allowance in Fiscal 2011

At the end of fiscal 2011, our total worldwide net deferred tax assets (net of valuation allowance and deferred tax liabilities) were $50.4 million and consisted of the following components.

Net deferred tax asset (in millions):	Tax-effected balance at 1-28-2012	Pre-tax basis, assuming 35% Federal rate

U.S. Federal NOLs, do not begin to expire until 2022 (1)	$18.9	$54.0

Other deferred tax assets, scheduled to reverse before 2017, net of $3.0 million valuation allowance	17.7	50.5

Non-NOL deferred tax assets, not scheduled to reverse until fiscal 2017 or thereafter	13.8	39.5

Total net deferred tax assets	$50.4	$144.0

(1)	Of the $18.9 million in U.S. Federal NOLs approximately $2.0 million expire in fiscal 2022, $9.0 million in fiscal 2024, $3.0 million in fiscal 2025 and the remainder in fiscal 2028 and beyond.

***	Represents text omitted pursuant to a Rule 83 FOIA Confidential Treatment Request. The omitted material has been filed separately with the Securities and Exchange Commission.

Securities and Exchange Commission

February 15, 2013

Based on our analysis at January 28, 2012, including our projection of future income, we concluded that it was more likely than not that we would realize substantially all of our deferred tax assets. We projected income of $*** million for the five-year period ending fiscal 2016 (January 2017). That level of earnings is approximately *** the amount of our U.S. NOLs (approximately $54 million) and exceeds the pre-tax equivalent of our $50.4 million net deferred tax assets of $144 million. Accordingly, we reversed the associated valuation allowance ($47.8 million). With respect to approximately $3.0 million of foreign net operating losses, foreign tax credits, and certain state net operating loss carryforwards, we concluded that those deferred tax assets were not more likely than not to be realized.

The assessment of the realizability of deferred tax assets and the need for a valuation allowance is an area of significant judgment. In evaluating the realizability of our deferred tax assets, we considered all available positive and negative evidence and the weight of that evidence. We also considered the four sources of taxable income.

•	Taxable income in prior carry back years—There were no prior carryback years in which the Company had income.

•	Future reversals of existing taxable temporary differences—We noted that reversals of existing taxable temporary differences offset approximately $6.5 million of reversing deferred tax assets.

•	Tax planning strategies—The Company has determined that there are no viable tax planning strategies available.

•

Future taxable income exclusive of reversing temporary differences and carryforwards—The Company was projecting pre-tax income in each of the following five years. The Company has historically demonstrated the ability to generate profits. The Company has also demonstrated the ability to forecast their results with reasonable accuracy.

For the three years ended January 28, 2012 (Fiscal 2011), we generated cumulative pre-tax income of $45.5 million (exclusive of the $23.1 million impairment charge recorded in the fourth quarter of fiscal 2011, previously discussed). Based on the fact that our core operations are not changing significantly, historical experience that the Casual Male XL stores have been profitable, DXL to date stores are even more profitable, and the fact that our forecasts are based on our historical experience, we believe our forecasts are sufficiently reliable and objectively verifiable. We also considered if there was any negative evidence including history of operating losses expiring unused, losses expected in future years, unsettled circumstances that would affect future years or a carryback or carryforward period that is so brief that it would limit realization of tax benefits. We noted no negative evidence that would impact the weight of our available positive evidence as noted above. Given all available evidence, we concluded that it was more likely than not that we would realize substantially all of our deferred tax assets.

***	Represents text omitted pursuant to a Rule 83 FOIA Confidential Treatment Request. The omitted material has been filed separately with the Securities and Exchange Commission.

Securities and Exchange Commission

February 15, 2013

While we acknowledge fiscal 2012 estimated income from continuing operations before taxes of approximately $*** million is less than the $*** million forecasted (in part due to the aforementioned DXL acceleration), fiscal 2012 was still significantly profitable. We also believe that our fiscal 2012 operating results, in retrospect, support our conclusion to reverse substantially all of our valuation allowance at January 28, 2012. If we maintain the same level of profits as fiscal 2012 (adjusted for store opening costs that we do not expect to recur during the post-rollout periods) we would still expect to realize substantially all of the deferred tax assets before they expire.

Based on the weight of positive evidence, including three years of cumulative profit, our expectations regarding the generation of future taxable income and our current market position and expected growth, we concluded, on a more likely than not basis, that there was sufficient evidence of taxable income at the end of the fourth quarter of fiscal 2011 to support the realization of our deferred tax assets. Based on our performance in 2012, we continue to believe that substantially all of the deferred tax assets will be realizable.

Based on all of the foregoing, we believe there is compelling positive evidence to support the reduction in the valuation allowance.

*    *    *    *    *

In connection with the Company’s responses contained in this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter, please do not hesitate to call the undersigned at (781) 828-9300.

Sincerely,

/s/ Dennis R. Hernreich Dennis R. Hernreich
Chief Financial Officer

***	Represents text omitted pursuant to a Rule 83 FOIA Confidential Treatment Request. The omitted material has been filed separately with the Securities and Exchange Commission.